SECURITIES AND EXCHANGE COMMISSION

03013341

RECEIVED FEB 28 2003 SECTION

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SEC FILE NUMBER 8-50897

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plan Financial, Inc.
DBA Institutional Advisor Services

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2251 E. Beechwood Ave., Suite 101
(No. and Street)

Fresno (City) CA (State) 93720 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Hooper (559) 325-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steine, Raymond L.
(Name – *if individual, state last, first, middle name*)

5211 N. First St. (Address) Fresno (City) CA (State) 93710 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack R. Hooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plan Financial, Inc., DBA Institutional Advisor Services, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

A. LONGSTAFF
COMM. #1297035
NOTARY PUBLIC-CALIFORNIA
FRESNO COUNTY
My Comm. Exp. May 18, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLAN FINANCIAL, INC.
DBA INSTITUTIONAL ADVISOR SERVICES
(A CORPORATION)

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL DATA
AT DECEMBER 31, 2002

PLAN FINANCIAL, INC.
DBA INSTITUTIONAL ADVISOR SERVICES
TABLE OF CONTENTS

Raymond L. Steine, CPA
An Accountancy Corporation

5211 North First Street • Fresno, CA 93710
Tel: 559-221-6835
Fax: 559-221-6837

Independent Auditor's Report

Board of Directors
Plan Financial, Inc.
DBA Institutional Advisor Services:

I have audited the accompanying statement of financial condition of Plan Financial, Inc. dba Institutional Advisor Services (the Company) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plan Financial, Inc. dba Institutional Advisor Services at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond L. Steine, CPA
Fresno, CA
February 20, 2003

Plan Financial, Inc.
DBA Institutional Advisor Services
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	23,462
Money market		27,070
Receivable from broker-dealer and clearing organizations		100,107
Income taxes receivable, less deferred taxes of $519		897
Investments		3,300
Furniture and equipment at cost, less accumulated depreciation of $36,990		43,134
Other assets		21,279
Total Assets	$	219,249

Liabilities and Stockholders' Equity

Liabilities:		
Lease obligation-short term	$	3,342
Line of credit payable		5,489
Accounts payable, accrued expenses, and other liabilities		81,050
Lease obligation-long term		1,497
Total Liabilities	$	91,378
Stockholders' equity:		
Common stock, 50,000 shares authorized; 200 shares issued	$	10,151
Additional paid - in capital		9,625
Retained earnings		108,095
Total stockholders' equity	$	127,871
Total Liabilities and Stockholders' Equity	$	219,249

The accompanying notes are an integral part of these financial statements.

Plan Financial, Inc.
DBA Institutional Advisor Services
Statement of Income
for the Year Ended December 31, 2002

Revenues:		
Commissions	$259,169	
Interest and dividends	309	
Investment advisory fees	336,204	
Other income	534,987	
Total revenue		$ 1,130,669
Expenses:		
Employee compensation and benefits	$914,140	
Floor brokerage, exchange, and clearance fees	6,565	
Communications and data processing	26,579	
Interest and dividends	1,400	
Occupancy	100,445	
Other expenses	70,958	
Total expenses		1,120,087
Income before income taxes		$ 10,582
Provision for income taxes		2,680
Net income		$ 7,902
Basic earnings per share		$ 39.51

The accompanying notes are an integral part of these financial statements.

Plan Financial, Inc.
DBA Institutional Advisor Services
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2002

	Capital Stock Common Shares	Capital Stock Common Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances at January 1, 2002	200	$ 10,151	$9,625	$ 92,570	$ 112,346
Deferred Tax Adjustment				7,623	7,623
Net Income				7,902	7,902
Issuance of Common Stock					
Balance at December 31, 2002	200	$ 10,151	$9,625	$108,095	$ 127,871

The accompanying notes are an integral part of these financial statements.

Plan Financial, Inc.
DBA Institutional Advisor Services
Statement of Changes in Subordinated Borrowings
for the Year Ended December 31, 2002

Subordinated borrowings at January 1, 2002	$-0-
Increases:	-0-
Decreases:	-0-
Subordinated borrowings at December 31, 2002	$-0-

The accompanying notes are an integral part of these financial statements.

Plan Financial, Inc.
DBA Institutional Advisor Services
Statement of Cash Flows
for the Year Ended December 31, 2002

Cash flows from operating activities:		
Net income		$ 8,200
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	$ 9,727	
Income and deferred taxes	(2,404)	
(Increase) decrease in operating assets:		
Net receivable from broker-dealers and clearing organizations	(11,193)	
Net receivable from customers	405	
Increase (decrease) in operating liabilities:		
Other, net	15,534	
Total adjustments		12,069
Net cash provided by operating activities		$ 20,269
Cash flows from investing activities:		
Purchase of investments	$ (309)	
Purchase of furniture and equipment	(9,624)	
Net cash used in investing activities		$ (9,933)
Cash flows from financing activities:		
Line of credit	$ (6,434)	
Short-term lease obligation	326	
Long-term lease obligation	(3,342)	
Net cash used in financing activities		$ (9,450)
Increase in cash		$ 886
Cash at beginning of the year		22,576
Cash at end of the year		$ 23,462
Supplemental cash flows disclosures:		
Income tax payments		$ 3,272
Interest payments		$ 1,400

The accompanying notes are an integral part of these financial statements.

Plan Financial, Inc.
DBA Institutional Advisor Services
Notes to Financial Statements
December 31, 2002

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a limited business that restricts its sales to mutual funds, variable annuities and investment advisory services. The Company is a California Corporation/non-clearing broker-dealer that does not carry customers' accounts on its books

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all the accounts of the Company. The Company is engaged in a dual line of business as a commissioned securities broker-dealer and a registered investment advisor.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as the transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company files a federal and state income tax return. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* are as follows:

	Current	Deferred	Total
Federal	$1,321	$ 307	$1,628
State	840	212	1,052
	$2,161	$ 519	$2,680

A reconciliation of the difference between the expected income tax expense and income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory rates	$2,161
The effect of:	
Nondeductible expenses	(114)
Tax on excess of MACRS depreciation over book amount	633
Income tax expense	$2,680

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Depreciation expense for 2002 was $9,727. Included in the depreciation expense for 2002 are leases that meet the criteria for capitalization.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 100,107	- 0 -
Fees and commissions receivable/payable	- 0 -	- 0 -
Other	- 0 -	- 0 -
	$ 100,107	$ - 0 -

The Company is a non-clearing broker-dealer that does not carry customer accounts on its books. The Company is a limited business that restricts its sales to mutual funds, variable annuities and investment advisory services. Investors pay their money directly to the mutual fund company. The mutual fund organization then issues a check to the Company for their commission.

4. Bank Loans

On September 13, 2000, the Company established an unsecured line of credit with California Bank & Trust for $19,000.00. The interest rate is (prime, plus 3.000 percentage points). As of December 31, 2002, balance on the line of credit was $5,488.97.

5. Commitments

The Company leases its office under the terms of a seven-year lease agreement. Addendum "D" to the lease agreement was entered into on February 1, 2001, and runs through December 31, 2007. Pursuant to addendum "D" the monthly lease payments for 2002 were $6,851. The monthly lease payments for 2003 and 2004 will increase to $7,341. The monthly lease payments will increase to $7,830 in year 2005. The monthly lease payments for 2006 and 2007 will be $7,498. Overages for tenant improvements are being amortized in accordance with the lease. A $5,000 security deposit was required at the start of the lease, and is capitalized on the balance sheet as an "other asset."

A lease agreement for computer equipment, telephone equipment and furniture was entered into on June 6, 1999. The computer equipment met the requirements to be treated as a capital lease. As such, the computer component of the lease, which represented 38.64% of the lease, has been capitalized. It is presented on the balance sheet as part of the furniture and equipment, less the applicable depreciation. The remainder of the lease is for the furniture and telephone equipment. The lease payments for the furniture and telephone equipment qualify as an operating lease and are appropriately expensed. A lease for computer equipment was entered into on August 7, 1999. The lease agreement is between the Company and the parents of the president of the Company. As such, it is a related party transaction. The lease is an annual lease and qualifies as an operating lease. The payments of $396.02 per month are appropriately expensed. The amount is reasonable and represents an arms-length agreement.

6. Long-Term Lease Obligation Payable

The Company leases equipment that qualifies as a capital lease. Minimum payments for capital leases having initial or non-cancelable terms in excess of one year are as follows:

	Capital Lease Obligations
2003	1,497
Total minimum payments	$1,497

7. Pension and Other Postretirement Benefit Plans

The Company does not currently have a pension plan or a postretirement benefit plan.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $59,617, which was $53,525 in excess of its required net capital of $6,092. The Company's net capital ratio was 1.54 to 1.

9. Basic Earnings Per Share

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2002

Schedule I
Plan Financial, Inc.
DBA Institutional Advisor Services
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Net Capital		
Total consolidated stockholders' equity		$ 127,871
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		$ 127,871
Add:		
Subordinated borrowings allowable in computation of net capital		0
Other (deductions) or allowable credits deferred Income taxes payable		0
Total capital and allowable subordinated borrowings		$ 127,871
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 43,134	
Other assets	24,579	67,713
Net capital before haircuts on securities positions (tentative net capital)		60,158
Haircuts on securities - Trading and investment securities		541
Net capital		$ 59,617
Aggregate indebtedness		
Items included in consolidated statement of financial Condition:		
Other accounts payable and accrued expenses		$ 91,378
Total aggregate indebtedness		$ 91,378
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 6,092
Excess net capital at 1,500 percent		$ 53,525
Excess net capital at 1,000 percent		$ 50,479
Ratio: Aggregate indebtedness to net capital		1.54 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 51,403
Allowable assets erroneously reported as Nonallowable:		
Income taxes payable and deferred taxes		8,214
Net capital per above		$ 59,617

The accompanying notes are an integral part of these financial statements.

Schedule II
Plan Financial, Inc.
DBA Institutional Advisor Services
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

The Company is a non-clearing broker-dealer (fully disclosed) that does not carry customers' accounts on its books. The Company is exempt from SEC rule 15c3-3.

Schedule III
Plan Financial, Inc.
DBA Institutional Advisor Services
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

The company claims an exemptive provision from Rule 15c3-3. The Company is a non-clearing broker-dealer (fully disclosed) that does not carry customers' accounts on its books.

Schedule IV
Plan Financial, Inc.
DBA Institutional Advisor Services
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

The company is exempt from Rule 15c3-3. The Company is a nonclearing broker-dealer (fully disclosed) that does not carry customers' accounts on its books.

Plan Financial, Inc.
DBA Institutional Advisor Services
Report on Internal Control Required by SEC
Rule 17a-5 for a Broker-Dealer Claiming an
Exemption From SEC Rule 15c3-3

Board of Directors
Plan Financial, Inc.
DBA Institutional Advisor Services:

In planning and performing my audit of the financial statements and supplemental schedules of Plan Financial, Inc., DBA Institutional Advisor Services for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company is a small operation with two individuals handling the entire accounting function. There is no opportunity for division of duties and responsibilities. However, the following controls are established and in practice. A bank deposit list of mail remittances is prepared immediately upon opening the mail. The bank deposit list is reconciled with entries in the cash receipts journal. Cash receipts are recorded and deposits are made intact weekly. Serially numbered checks are used. The owner/manager recognizes the importance of internal controls and issues checks only on approved invoices. Bank accounts are reconciled monthly and retained in the files. Subsidiary ledger accounts are balanced with control accounts at regular intervals. Comparative monthly financial statements are prepared in sufficient detail to disclose significant variations in ant category of revenue or expense. Adherence to these basic control practices significantly reduces the risk of material error or major defalcations going undetected.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, [Designated self-regulatory organization], and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond L. Steine, CPA
Fresno, CA
February 20, 2003